Simpson Thacher & Bartlett LLP

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Direct Dial Number +1-650-251-5060	E-mail Address rcapelouto@stblaw.com

June 3, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, DC 20549

Attention: Maryse Mills-Apenteng, Esq.

Re:	Denali Holding Inc.

Amendment No. 5 to Registration Statement on Form S-4

Filed May 24, 2016

File No. 333-208524

EMC Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed May 24, 2016

File No. 001-09853

Ladies and Gentlemen:

Denali Holding Inc. (the “Company”) hereby submits its responses to the Commission staff’s comments on the above-referenced submission (the “registration statement”) contained in the staff’s letter to the Company dated June 1, 2016. The Company has responded to all of the staff’s comments. The staff’s comments are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment.

The Company has also revised the registration statement in response to the staff’s comments, and is filing concurrently with this letter amendment no. 6 to the registration statement (the “amended registration statement”), which reflects these revisions and generally updates the information contained therein. The Company also is providing supplementally to the staff copies of the amended registration statement marked to show all changes to the submission made on May 24, 2016.

Risk Factors

Risk Factors Relating to Denali’s Proposed Tracking Stock Structure

“The NYSE has proposed new listing standards for a tracking stock…,” page 67

1.	Please revise the risk factor caption to identify a specific risk to shareholders. Further, please discuss the impact on the merger and EMC shareholders if the Class V Common Stock is not approved for listing on the NYSE.

Securities and Exchange Commission

June 3, 2016

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 67 and 68 of the amended registration statement.

Denali Unaudited Pro Forma Condensed Combined Financial Statements, page 285

2.	We note from your response to prior comment 2 that you do not expect the taxes and other costs that Denali and EMC will incur on a combined basis as a result of any repatriation will be material to the pro forma results of the combined company. Please confirm whether EMC expects to incur taxes on a standalone basis. Tell us whether you anticipate such amounts will be material to EMC on a standalone basis and if so, revise to disclose the estimated tax or range of tax that EMC anticipates incurring as a result of repatriation.

Response: The Company has confirmed with EMC that, absent the merger closing, EMC would have no need to repatriate foreign cash and would plan to continue to indefinitely reinvest its undistributed foreign earnings as contemplated in ASC 740-30-25-17 and 18. The Company has confirmed with EMC that, in the unlikely event that any cash repatriation occurs and the merger is not completed, no material taxes will be incurred by EMC because steps will be taken to reverse the repatriation. EMC confirmed further that if the merger is completed any net tax liability of EMC as a result of such cash repatriation will only be incurred immediately before the closing of the merger and will not be material to EMC on a standalone basis. The Company has revised the disclosure on page 286 of the amended registration statement to clarify that the net tax liability of EMC as a result of cash repatriation will not be material to EMC on a standalone basis.

3.	You state in your response to prior comment 2 that your conclusion that no material tax liability would be incurred as a result of a repatriation is premised on an analysis of the tax attributes and tax profiles of Denali and EMC on a combined basis. It appears that EMC must make available a certain amount of cash on hand prior to closing of the merger. Please explain why it is appropriate to analyze the tax attributes and tax profiles on a combined basis rather than on standalone basis given the repatriation will occur prior to the merger.

Response: In contemplation of the merger, it is appropriate to analyze the tax attributes and tax profiles on a combined basis because the merger itself will enable certain tax attributes of the Company and EMC to effectively be shared, such that EMC will be able to repatriate cash incident to the merger in a manner that would not be possible but for the merger. Because of the timing and the manner in which this sharing of attributes will occur, EMC has confirmed to the Company that the net tax liability of EMC incurred as a result of the repatriation of cash if the merger is completed will not be material to EMC on a standalone basis. In addition, the Company has confirmed with EMC that, in the unlikely event that any cash repatriation occurs and the merger is not completed, no material taxes will be incurred by EMC because steps will be taken to reverse the repatriation.

4.	We note on page 196 that Morgan Stanley performed a discounted cash flow analysis, which was designed to provide an implied value of EMC. Among the assumptions used was a 15% incremental repatriation tax rate on cash generated offshore, which rate was based on management’s guidance. Please explain the basis for the assumed incremental repatriation tax rate of 15% and how the facts changed such that no material tax liability would now result.

Securities and Exchange Commission

June 3, 2016

Response: The Company advises the staff that the totality of assumptions used in Morgan Stanley’s discounted cash flow analysis, including the repatriation tax rate assumption therein, are inapplicable to the tax rates applicable to the cash being repatriated in the merger. Morgan Stanley’s discounted cash flow analysis was performed on EMC as a standalone company and assumes that all future amounts of cash generated offshore, as well as all cash previously generated offshore that is currently reflected on EMC’s balance sheet, will be repatriated in perpetuity and made available to EMC shareholders. EMC management provided an assumption of an incremental repatriation tax of 15%. The incremental repatriation tax rate of 15% provided by management does not assume the impact of either any beneficial tax attributes which may currently be available to EMC as those attributes would not be available in perpetuity or any beneficial tax attributes that may be available in a merger with the Company. As noted above, the merger with the Company will enable EMC to repatriate cash in a manner that is more tax efficient than EMC could accomplish on a standalone basis.

Denali Holdings Inc. – Notes to Denali Audited Consolidated Financial Statements

Note 20 – Subsequent Events, page F-66

5.	Please disclose the maturity dates and interest rates for each series of the First Lien Notes.

Response: In response to the staff’s comment, the Company has revised the disclosure on page F-67 of the amended registration statement.

Part II Information Not Required In Prospectus

Item 21. Exhibits and Financial Statement Schedules, page II-2

Exhibits 8.1 and 8.2

6.	It appears that you have elected to file long-form tax opinions as exhibits 8.1 and 8.2 to the registration statement. As such, please file revised tax opinions to explain counsels’ reasons for rendering “should” opinions. Refer to Section III.C.4 of Staff Legal Bulletin No. 19 for guidance.

Response: In response to the staff’s comment, the tax opinions have been revised to state the uncertainty related to the tax characterization of the tracking stock and, accordingly, the tax treatment of the merger.

If the staff has any questions or requires additional information concerning the amended registration statement or related matters, please contact the undersigned at (650) 251-5060 or, in my absence, Christopher May of our firm at (713) 821-5666.

Sincerely,

/s/ Richard Capelouto

Richard Capelouto, Esq.
Simpson Thacher & Bartlett LLP

cc:	Richard J. Rothberg

Senior Vice President, General Counsel and Secretary

Dell Inc.

Securities and Exchange Commission

June 3, 2016

Janet B. Wright

Vice President — Corporate, Securities &

Finance Counsel

Dell Inc.

Christopher R. May, Esq.

Simpson Thacher & Bartlett LLP

Richard J. Parrino, Esq.

Kevin K. Greenslade, Esq.

Hogan Lovells US LLP

Paul T. Dacier, Esq.

Executive Vice President, General Counsel and

Assistant Secretary

EMC Corporation

Margaret A. Brown, Esq.

Laura P. Knoll, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP